# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aris Water Solutions, Inc., CIK 0001865187
CUSIP: 04041L106
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 9651 KATY FREEWAY, SUITE 700, HOUSTON, Texas (TX), 77024
Date of event which requires filing of this statement: 08/01/2022
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002046075

## Reporting persons
- Delaware Energy LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 3,223,670; shared voting power 0; sole dispositive power 3,223,670; shared dispositive power 0; aggregate amount beneficially owned 3,223,670 (10.5% of the class)
  Comment: The percentage of class represented by the amount in Row 9 as shown on Row 11 is presented as a percentage of the 30682834 shares of Class A Common Stock outstanding as of 11.01.2024 as disclosed in the Issuers Quarterly Report on Form 10Q filed with the SEC on 11.5.2024
- Eddy Lea Associates, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 3,223,670; sole dispositive power 0; shared dispositive power 3,223,670; aggregate amount beneficially owned 3,223,670 (10.5% of the class)
  Comment: Consists of 3223670 shares of Class A Common Stock owned by Delaware Energy LLC.Eddy Lea Assoc, LLC is the general partner of DE LLC and Gable S Corp is the general partner of Eddy Lea Assoc LLC. Sherman Scott is the sole shareholder of Gable S Corp As such Mr. Scott Gable S Corp or Eddy Lea Assoc. may all have the power to vote and dispose of the securities held by DE LLC and may be deemed the BO of such securities held of record by DE LLC. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the BO of any of the securities referred to herein for purposes of Section 13(d) of the SEC Act of 1934, as amended or for any other purpose and such BO is expressly disclaimed. The percentage of class represented by the amount in Row 9 as shown on Row 11 is presented as a percentage of the 30,682,834 shares of Class A Common Stock outstanding as of 11.1.2024.
- Gable S Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 3,223,670; sole dispositive power 0; shared dispositive power 3,223,670; aggregate amount beneficially owned 3,223,670 (10.5% of the class)
  Comment: Consists of 3223670 shares of Class A Common Stock owned by Delaware Energy LLC.Eddy Lea Assoc, LLC is the general partner of DE LLC and Gable S Corp is the general partner of Eddy Lea Assoc LLC. Sherman Scott is the sole shareholder of Gable S Corp As such Mr. Scott Gable S Corp or Eddy Lea Assoc. may all have the power to vote and dispose of the securities held by DE LLC and may be deemed the BO of such securities held of record by DE LLC. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the BO of any of the securities referred to herein for purposes of Section 13(d) of the SEC Act of 1934, as amended or for any other purpose and such BO is expressly disclaimed. The percentage of class represented by the amount in Row 9 as shown on Row 11 is presented as a percentage of the 30,682,834 shares of Class A Common Stock outstanding as of 11.1.2024.
- Sherman A Scott: type of reporting person: individual (IN); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 3,223,670; sole dispositive power 0; shared dispositive power 3,223,670; aggregate amount beneficially owned 3,223,670 (10.5% of the class)
  Comment: Consists of 3223670 shares of Class A Common Stock owned by Delaware Energy LLC.Eddy Lea Assoc, LLC is the general partner of DE LLC and Gable S Corp is the general partner of Eddy Lea Assoc LLC. Sherman Scott is the sole shareholder of Gable S Corp As such Mr. Scott Gable S Corp or Eddy Lea Assoc. may all have the power to vote and dispose of the securities held by DE LLC and may be deemed the BO of such securities held of record by DE LLC. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the BO of any of the securities referred to herein for purposes of Section 13(d) of the SEC Act of 1934, as amended or for any other purpose and such BO is expressly disclaimed. The percentage of class represented by the amount in Row 9 as shown on Row 11 is presented as a percentage of the 30,682,834 shares of Class A Common Stock outstanding as of 11.1.2024.

## Item 1. Issuer
Name of issuer: Aris Water Solutions, Inc.
Address of issuer's principal executive offices: 9651 KATY FREEWAY, SUITE 700, HOUSTON, TEXAS, 77024

## Item 2. Person Filing
Name of person filing:
i. Delaware Energy, LLC a Delaware limited liability company
ii. Eddy Lea Associates, LLA a Texas limited liability company
iii. Gable S Corporation, a Texas Corporation and
iv. Sherman A Scott
Address of principal business office or, if none, residence:
Delaware Energy, LLC - 530-B Harkle Road, Suite 100, Santa Fe, NM 87505
Eddy Lea Associates, LLC - PO Box 364, Dodge, TX 77334
Gable S Corporation - PO Box 364, Dodge, TX 77334
Sherman A Scott - PO Box 364, Dodge, TX 77334
Citizenship:
Delaware Energy, LLC is a Delaware limited liability company
Eddy Lea Associates, LLC is a Texas limited liability company
Gable S Corporation is a Texas corporation
Sherman A Scott is a citizen of the United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3223670
Percent of class: 10.5%
Sole power to vote or to direct the vote: 0.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 0.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Delaware Energy LLC: Shaesby Scott, Managing Partner (11/25/2024)
- Eddy Lea Associates, LLC: Shaesby Scott, Managing Partner (11/25/2024)
- Gable S Corporation: Sherman A Scott, President (11/25/2024)
- Sherman A Scott: Sherman A Scott, Individual (11/25/2024)